UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa announces a capital raise of €650 million to complement its strategy of new asset sales

•                                Abengoa will sell assets for 500 millions euros

•                                Proceeds will be used to reduce corporate debt and reinforce its balance sheet

August 3, 2015 - Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, today announced that the board of directors has unanimously voted to submit to an Extraordinary Shareholders Meeting the approval of a capital increase with pre-emptive rights of 650 million euros. Proceeds will be used to reduce corporate debt by 300 million euros, additionally to existing commitments, and to reinforce the balance sheet. Abengoa’s largest shareholder, Inversion Corporativa has stated that it will participate in the capital raise with new money.

Additionally, Abengoa launched a new plan of divestitures for a total of 500 million euros, including the 400 million euros plan announced on July 31 and additional divestitures of bioenergy assets. The company expects to obtain all of the proceeds no later than Q1 2016.

The capital increase and the divestiture program are fully consistent with Abengoa’s strategy explained on July 31:

•                                Abengoa intends to expand on its asset and capex light Abengoa 3.0 strategy.

•                                Abengoa will take the actions necessary to reduce its cost of financing and reaffirms its commitment to improve its rating.

These new significant actions are a direct response to the higher capex in 2015, given significantly lower financing expected in the Brazilian transmission lines.

The board of directors will meet today to review and consider the approval of an updated strategic plan that will include cash flow objectives and maximum capex limits for the next years, allowing to reach a BB- rating by the end of 2016.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com).

Forward-looking statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this document, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, our future development in the markets in which we operate or intend to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, forward-looking statements can be identified by the terminology used such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast, “guidance”, “is likely to”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the equivalent negative terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial position and the evolution of events may be materially different (and more negative) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax situation, unanticipated outages at our generation facilities, the general situation of the capital markets and our ability to maintain and grow our quarterly dividends.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding the risks and uncertainties that may affect Abengoa’s future results and Abengoa’s securities registered with the U.S. Securities and Exchange Commission (www.sec.gov).

Abengoa undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, new events or any other type of development.

Abengoa does not provide any assurance that the assumptions underlying such forward-looking statements are free from errors.

Limitations to the divulgation of the information contained in this document

This document and the information contained herein are not addressed to investors in, or for distribution in, any jurisdiction in which such a divulgation would be illegal and does not constitute a securities offer nor can it be communicated to any person in or residing in any such countries. No securities can be offered or sold within the United States of America, Australia, Canada, Japan, South Africa or any other jurisdiction where it would be illegal, except with the prior registration under the applicable stock exchange regulation (and, in the case of the United States of America, under its stock exchange regulation or the U.S. Securities Act of 1933, as it may be amended from time to time) or under an available exception of registration for such offer or sale. Abengoa has no intention to register the securities referred herein in the United States of America, Australia, Canada, Japan, South Africa or any other jurisdiction where it would be illegal, nor to make a public offer in any such countries. This document is solely for information purposes and does not constitute an offer nor a request for an offer over any securities in any of those jurisdictions. No consideration in cash, securities or of any other type is being requested and, if sent as answer to the information contained herein, will not be accepted. No agreement or compromise in connection with Abengoa’s securities can be based in the information contained in this document.

Communication Department: Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations: Ignacio García-Alvear Tel: +34 954 93 71 11 E-mail: ir@abengoa.com

You can follow us:

@Abengoa

And our blog: http://www.laenergiadelcambio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: August 3, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary